Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

December 8, 2020

Filed via EDGAR
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Dear Ms. Rossotto:

On behalf of the Trust, below are the Trust’s responses to the comments you provided telephonically with regard to Post-Effective Amendment No. 5 to the Trust’s registration statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on October 1, 2020 under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the “1933 Act”).  The Amendment relates to the registration of the AllianzIM U.S. Large Cap Buffer7 Jan ETF, AllianzIM U.S. Large Cap Buffer10 Jan ETF and AllianzIM U.S. Large Cap Buffer20 Jan ETF series of the Trust (each, a “Fund” and collectively, the “Funds”).  The Trust notes that it is no longer seeking to register shares of the AllianzIM U.S. Large Cap Buffer7 Jan ETF and, therefore, that Fund will not be included in Post-Effective Amendment No. 6 to the Trust’s registration statement to be filed pursuant to Rule 485(b) under the 1933 Act.  Below we have provided your comments and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.	Comment: Please consider adding risk disclosure specifically discussing the COVID-19 pandemic.

Response: The Trust will add the following disclosure to the Item 4 and 9 sections of each Fund’s prospectus:

COVID-19 Risk. The current outbreak of the novel strain of coronavirus, COVID-19, has resulted in instances of market closures and dislocations, extreme volatility, liquidity constraints and increased trading costs. Efforts to contain the spread of COVID-19 have resulted in travel restrictions, closed international borders, disruptions of healthcare systems, business operations and supply chains, layoffs, lower consumer demand, defaults and other significant economic impacts, all of which have disrupted global economic activity across many industries and may

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exacerbate other pre-existing political, social and economic risks, locally or globally. The ongoing effects of COVID-19 are unpredictable and may result in significant and prolonged effects on the Fund’s performance.

2.
Comment:  Please confirm that the Funds’ website provides information about (i) each Fund’s Outcome Period start and end dates, Cap and Buffer; (ii) the performance for each Fund during the current Outcome Period relative to its Cap and Buffer; and (iii) potential outcomes for the Fund, updated on a daily basis.

Response: The Trust confirms that the Funds’ website will provide the above-referenced information for the Funds, as is currently provided for the currently operational series of the Trust.

3.
Comment:  Please confirm that approximately one week prior to the end of the current Outcome Period, each Fund will provide shareholders with notice stating that the end of the Outcome Period is approaching and disclosing the anticipated Cap range for the next Outcome Period. Please also discuss how each Fund will notify shareholders once the Cap for the next Outcome Period is determined.

Response:  The Trust confirms that approximately one week prior to the end of the current Outcome Period, each Fund will supplement its prospectus pursuant to Rule 497(e) and update its website to disclose that the end of the Outcome Period is approaching and to disclose the anticipated range of the Cap for the next Outcome Period. The Cap for the next Outcome Period is set at or near the close of the market on the business day prior to the first day of the next Outcome Period.  After the close of business on the day the Cap is set, the Fund will supplement its prospectus to disclose the actual Cap for the next Outcome Period via another Rule 497(e) supplement and will update its website.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Miranda Sturgis, at 215-564-8131.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

 cc.  Erik Nelson